As filed with the Securities and Exchange Commission on December 5, 2002
Registration Nos. 333-99847, 333-99847-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO	POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-3	FORM S-11
REGISTRATION STATEMENT	REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	UNDER THE SECURITIES ACT OF 1933
OF	OF
WACHOVIA CORPORATION	WACHOVIA PREFERRED FUNDING CORP.
(Formerly named First Union Corporation)	(Exact name of registrant as specified in its charter)
(Exact name of registrant as specified in its charter)
North Carolina	Delaware
(State or other jurisdiction of incorporation or organization) 56-0898180 (I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization) 56-1986430 (I.R.S. Employer Identification No.)
One Wachovia Center Charlotte, North Carolina 28288 (704) 374-6565 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	1620 East Roseville Parkway Roseville, California 95661 (877) 867-7378 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ross E. Jeffries, Jr., Esq.
Senior Vice President and Assistant General Counsel
WACHOVIA CORPORATION
One Wachovia Center
Charlotte, North Carolina 28288-0630
(704) 374-6611
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark J. Menting, Esq.	Kenneth L. Bachman, Esq.
Robert W. Downes, Esq.	Cleary, Gottlieb, Steen & Hamilton
Sullivan & Cromwell	2000 Pennsylvania Avenue
125 Broad Street	Washington, D.C. 20006
New York, New York 10004	(202) 974-1500
(212) 558-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statements on Form S-11 and Form S-3 (File Nos. 333-99847 and 333-99847-01) of Wachovia Preferred Funding Corp. and Wachovia Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the purpose of filing additional exhibits to the Registration Statement (Exhibits 3(b), 10(a), 10(b) and 10(c) to Form S-11 and Exhibits 3(b), 4(b), 4(c) and 10 to Form S-3) and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission. The Registration Statement is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Wachovia Preferred Funding Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement No. 333-99847 to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on the 5th day of December, 2002.

WACHOVIA PREFERRED FUNDING CORP.

By:	/s/ ROSS E. JEFFRIES, JR.
Name: Title:	Ross E. Jeffries, Jr. Senior Vice President and Assistant General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-99847 has been signed by the following persons in the capacities and on the date indicated.

Name	Title

G. KENNEDY THOMPSON* G. Kennedy Thompson	President and Chief Executive Officer

ROBERT P. KELLY* Robert P. Kelly	Senior Executive Vice President and Chief Financial Officer

DAVID M. JULIAN* David M. Julian	Senior Vice President and Corporate Controller (Principal Accounting Officer)

ROBERT L. ANDERSEN* Robert L. Andersen	Director

By	/s/ ROSS E. JEFFRIES, JR., Attorney-in-fact
Ross E. Jeffries, Jr., Attorney-in-fact

Dated: December 5, 2002

EXHIBIT INDEX
TO WACHOVIA PREFERRED
FUNDING CORP.’S
FORM S-11 (FILE NO. 333-99847)

Exhibit		Description

1		Form of Underwriting Agreement.*

3	(a)	Certificate of Incorporation.*

3	(b)	Certificates of Designations for Series A, B, C and D preferred securities.

3	(c)	Form of By-Laws.*

4		Specimen of certificate representing Series A preferred securities.*

5		Opinion of Ross E. Jeffries, Jr., Esq. relating to Series A preferred securities.*

8		Opinion of Sullivan & Cromwell relating to certain tax matters.*

10	(a)	Loan Participation Agreement and Agreement for Contribution between Wachovia Bank and Wachovia Preferred Funding Holding Corp.

10	(b)	Loan Participation Assignment Agreement between Wachovia Preferred Funding Holding Corp. and Wachovia Preferred Funding Corp.

10	(c)	Exchange Agreement between Wachovia Corporation, Wachovia Bank and Wachovia Preferred Funding Corp.

10	(d)	Promissory Note, dated as of September 1, 2002, between Wachovia Bank and Wachovia Preferred Funding Corp.*

12		Computations of Ratios of Earnings to Fixed Charges.*

23	(a)	Consent of KPMG LLP.*

23	(b)	Consent of Ross E. Jeffries, Jr., Esq. (Included in Exhibit 5.)*

23	(c)	Consent of Sullivan & Cromwell. (Included in Exhibit 8.)*

24		Power of Attorney.*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Wachovia Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement No. 333-99847-01 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, as of the 5th day of December, 2002.

WACHOVIA CORPORATION

By:	/s/ MARK C. TREANOR
Name:	Mark C. Treanor
Title:	Senior Executive Vice President, Secretary
and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement No. 333-99847-01 has been signed by the following persons in the capacities and on the date indicated.

Name	Capacity

L.M. BAKER, JR.* L.M. Baker, Jr.	Chairman and Director

G. KENNEDY THOMPSON* G. Kennedy Thompson	President and Chief Executive Officer and Director

ROBERT P. KELLY* Robert P. Kelly	Senior Executive Vice President and Chief Financial Officer

DAVID M. JULIAN* David M. Julian	Senior Vice President and Corporate Controller (Principal Accounting Officer)

F. DUANE ACKERMAN* F. Duane Ackerman	Director

JOHN D. BAKER, II* John D. Baker, II	Director

JAMES S. BALLOUN* James S. Balloun	Director

ROBERT J. BROWN* Robert J. Brown	Director

PETER C. BROWNING* Peter C. Browning	Director

JOHN T. CASTEEN, III* John T. Casteen, III	Director

WILLIAM H. GOODWIN, JR.* William H. Goodwin, Jr.	Director

Name	Capacity

ROBERT A. INGRAM* Robert A. Ingram	Director

MACKEY J. MCDONALD* Mackey J. McDonald	Director

JOSEPH NEUBAUER* Joseph Neubauer	Director

LLOYD U. NOLAND, III*	Director
Lloyd U. Noland, III

RUTH G. SHAW* Ruth G. Shaw	Director

LANTY L. SMITH* Lanty L. Smith	Director

JOHN C. WHITAKER, JR.* John C. Whitaker, Jr.	Director

DONA DAVIS YOUNG* Dona Davis Young	Director

* By /s/ MARK C. TREANOR, Attorney-in-fact Mark C. Treanor, Attorney-in-fact

Dated: December 5, 2002

EXHIBIT INDEX
TO WACHOVIA CORPORATION’S
FORM S-3 (FILE NO. 333-99847-01)

Exhibit		Description

1		Form of Underwriting Agreement.*

3	(a)	Restated Articles of Incorporation. (Incorporated by reference to Exhibit 3(a) to Wachovia Corporation’s 2001 Annual Report on Form 10-K.)*

3	(b)	Articles of Amendment.

3	(c)	By-laws of Wachovia Corporation, as amended. (Incorporated by reference to Exhibit 3(b) to Wachovia Corporation’s 2001 Annual Report on Form 10-K.)*

4	(a)	Specimen of certificate representing Series G, Class A preferred stock.*

4	(b)	Specimen of depositary receipt representing 1/6th of a share of Series G, Class A preferred stock. (Included in Exhibit 4(c)).

4	(c)	Deposit Agreement between Wachovia Corporation and Wachovia Bank, National Association.

5		Opinion of Ross E. Jeffries, Jr., Esq., relating to depositary shares and Series G, Class A preferred stock.*

10		Exchange Agreement between Wachovia Corporation, Wachovia Bank, National Association and Wachovia Preferred Funding Corp.

12		Computations of Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends.*

23	(a)	Consent of KPMG LLP.*

23	(b)	Consent of Ernst & Young LLP.*

23	(c)	Consent of Ross E. Jeffries, Jr., Esq. (Included in Exhibit 5.)*

24		Power of Attorney.*

*	Previously filed.